SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           SCHEDULE l3D
              Under the Securities Exchange Act of l934
                         (Amendment No. 5)

                         EARL SCHEIB, INC.
                         (Name of Issuer)

                   Capital Stock, $1.00 par value
                   (Title of class of securities)

                             806398108
                          (CUSIP Number)

                      Michael P. Maloney, Esq.
             Vice President, General Counsel and Secretary
                        Orion Capital Corporation
                           600 Fifth Avenue
                     New York, New York  10020
                           (212) 332-8080
- -------------------------------------------------------------------
(Name, address and telephone number of person authorized to receive notices and communications)

Copies of all notices and communications should be sent to:

                         John J. McCann, Esq.
                   Donovan Leisure Newton & Irvine
                        30 Rockefeller Plaza
                      New York, New York l0112

                            May 7, 1996
- ----------------------------------------------------------------------------
(Date of event which requires filing of this statement)

If filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this statement and is filing this statement because of Rule l3d-l(b) (3) or (4), check the following:

Check the following box if a fee is being paid with this statement: []


                      (Continued on followng pages)

                            Page 1 of 15 Pages

CUSIP No.806398108
- -------------------------------------------------------------------------------
1)  Names of Reporting Persons      (a)  Orion Capital Corporation
    S.S. or IRS Identification           IRS No. 95-6069054
    Nos. of Above Persons            (b)  The Connecticut Indemnity Company
                                         IRS No. 06-0303520
                                    (c)  Employee Benefits Insurance Company
                                         IRS No. 95-1613489
                                    (d)  EBI Indemnity Company
                                         IRS No. 06-1092819
                                    (e)  The Fire & Casualty Insurance Company
                                         of Connecticut
                                         IRS No. 06-0640218
                                    (f)  Security Insurance Company
                                         of Hartford
                                         IRS No. 06-0529570
                                    (g)  Security Reinsurance Company
                                         IRS No. 06-1008792

- --------------------------------------------------------------------------------
2)  Check the Appropriate Box if a      (a)  X
    Member of a Group                   (b)  X
    (See Instructions)                  (c)  X
                                        (d)  X
                                        (e)  X
                                        (f)  X
                                        (g)  X
- -------------------------------------------------------------------------------
3)  SEC use Only
- --------------------------------------------------------------------------------
4)  Source of Funds                     (a)  AF
    (See Instructions)                  (b)  WC
                                        (c)  WC
                                        (d)  WC
                                        (e)  WC
                                        (f)  WC
                                        (g)  WC
- --------------------------------------------------------------------------------
5)  Check if Disclosure of Legal
    Proceedings are Required
    Pursuant to Items 2(d) or 2(e)
- --------------------------------------------------------------------------------
6)  Citizenship or Place of             (a)  Delaware
    Organization                        (b)  Connecticut
                                        (c)  Connecticut
                                        (d)  Connecticut
                                        (e)  Connecticut
                                        (f)  Connecticut
                                        (g)  Connecticut
- -------------------------------------------------------------------------------
               (7)  Sole Voting
Number              Power                    409,400
of Shares      (8)  Shared Voting
Beneficially        Power
Owned by       (9)  Sole Dispositive         409,400
Each Reporting      Power
Person With   (10)  Shared Dispositive
                    Power
- --------------------------------------------------------------------------------

11)  Aggregate Amount Beneficially
     Owned by Each Reporting Person          409,400

12)  Check if the Aggregate Amount
     in Row (11) Excludes Certain Shares
     (See instructions)
- --------------------------------------------------------------------------------
13)  Percent of Class Represented
     by Amount in Row (11)                   9.0%
- --------------------------------------------------------------------------------
14)  Type of Reporting Person             (a) CO, HC
     (See Instructions)                   (b) CO, IC
                                          (c) CO, IC
                                          (d) CO, IC
                                          (e) CO, IC
                                          (f) CO, IC
                                          (g) CO, IC

Item 1.  Security and Issuer.
         -------------------

     This statement relates to the Capital Stock, $1.00 par value
(the "Capital Stock"), of Earl Scheib, Inc. ("Scheib"). The principal executive offices of Scheib are located at 8737 Wilshire Boulevard, Beverly Hills, California 90211-2795.

Item 2.  Identity and Background.
         ------------------------

     This statement is filed by Orion Capital Corporation ("Orion"), a Delaware corporation with its principal executive offices at 600 Fifth Avenue, New York, New York 10020 and six of its wholly-owned subsidiaries, each of which is a corporation organized under the laws of the State of Connecticut: The Connecticut Indemnity Company ("CI"); Employee Benefits Insurance Company ("EBIC"); EBI Indemnity Company ("EIC"); The Fire & Casualty Insurance Company of Connecticut ("F&C"); Security Insurance Company of Hartford ("SICH"); and Security Reinsurance Company ("SRC"). The principal offices of CI, EBIC, EIC, F&C, SICH and SRC are located at 9 Farm Springs Drive, Farmington, Connecticut 06032. Orion owns, directly or indirectly, all of the outstanding capital stock of each of CI, EBIC, EIC, F&C, SICH and SRC (collectively, the "Subsidiaries"). The Subsidiaries underwrite and sell most types of property and casualty insurance with an emphasis on commercial insurance in specialized markets, particularly workers compensation and architect and engineer professional liability.
     Since this statement is the first electronic amendment to a paper format Schedule 13D, it restates the entire text of the
Schedule 13D; it amends only Items 2 and 5 of the Schedule 13D dated February 6, 1989, as amended by Amendment No. 1 dated July 7, 1989, by Amendment No. 2 dated September 26, 1989, by Amendment No. 3 dated

January 11, 1990 and by Amendment No. 4 dated May 17, 1991, each filed with the Commission by Orion and certain of its subsidiaries, by revising such items in accordance with the information contained herein.
     The executive officers and directors of Orion and each of the Subsidiaries, together with their present principal occupations and the names, principal businesses and addresses of any corporations or other organizations in which such principal occupations are conducted, appear in Appendix A hereto.
    Each of the persons listed in Appendix A hereto is a citizen of the United States. Neither Orion nor any of the Subsidiaries, nor to their best knowledge, any executive officer or director of Orion or any of the Subsidiaries has, during the last five years, been convicted in any criminal proceeding, excluding traffic violations or similar misdemeanors, or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.
         --------------------------------------------------

     As reported in Amendment No. 4 to this Schedule 13D, the Scheib Capital Stock referred to in Item 5 as of May 1991 was purchased with a total of $6,242,501.20 from the general investment funds of certain subsidiaries of Orion.

Item 4.  Purpose of Transaction.
         -----------------------

     Also as reported in Amendment No. 4, the 1991 acquisitions of shares of Scheib Capital Stock were made because the shares were believed to represent a favorable investment opportunity at then current market prices. Orion believed at that time that the shares represented a favorable investment opportunity in part because Orion believed that Scheib's liquid assets and properties could be used in the future to create greater shareholder value.
     Orion and each of the Subsidiaries intends to review its holdings of Scheib Capital Stock as they may exist from time to time. As a result of such reviews, Orion and each of the Subsidiaries may, to the extent consistent with and permitted by applicable regulations, decide (i) to increase such holdings, (ii) to maintain its then current holdings, or (iii) to sell all or part of the Scheib Capital Stock owned by it from time to time in accordance with its own investment policies and limitations.
     Subject to the foregoing, neither Orion nor any of the Subsidiaries, nor to the best of their knowledge, any executive officer or director of Orion or any of the Subsidiaries has any current plans or proposals which relate to, or would result in any of the following:
     (a) The acquisition by any person of additional securities of Scheib, or the disposition of securities of Scheib;

     (b) Any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Scheib or any of its subsidiaries;

     (c) Any sale or transfer of a material amount of assets of Scheib or any of its subsidiaries;

     (d) Any change in the present board of directors or management of Scheib, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of Scheib;

     (f) Any other material change in Scheib's business or corporate structure;

     (g) Any change in Scheib's charter, by-laws or instruments corresponding thereto or any other action which may impede the acquisition of control of Scheib by any person;

     (h) Causing a class of securities of Scheib to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of Scheib becoming eligible for termination of registration pursuant to Section 12(g)
          (4) of the Securities Exchange Act of 1934; or

     (j)  Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of Issuer.
         ---------------------------------

          According to Scheib's Quarterly Report for the period ended January 31, 1996, there were 4,568,228 shares of Scheib Capital Stock outstanding as of March 31, 1996. The Subsidiaries own 409,400 shares in the aggregate or approximately 9.0% of the Scheib Capital Stock. Orion may continue to be deemed to be the beneficial owner of all shares of Scheib Capital Stock owned by the Subsidiaries. Of the 409,400 shares, CI owns 43,100 shares, EBIC owns 58,600 shares, EIC owns 48,000 shares, F&C owns 62,900 shares, SICH owns 166,800 shares and SRC owns 30,000 shares. Since March 8, 1996, CI sold a total of 70,000 shares on the dates and at the prices set forth in Appendix B hereto. All of the shares sold by CI were sold in open market transactions on the American Stock Exchange.
     Each of the Subsidiaries has sole power to vote and dispose of its shares of Scheib Capital Stock; decisions with respect to acquisitions, voting and dispositions are made by the respective Investment Committees of each of the Subsidiaries, a majority of whose members are executive officers and/or directors of Orion. Orion's direct or indirect voting control of the Subsidiaries enables Orion ulti-mately to direct the acquisition, voting and disposition of shares of Scheib Capital Stock held by the Subsidiaries.

     Except as set forth above, or to the extent that the executive officers and directors of Orion and the Subsidiaries may be deemed to "beneficially own" shares of Scheib Capital Stock by reason of their voting power or investment power with respect to the shares owned by the Subsidiaries, no executive officer or director of Orion or the Subsidiaries beneficially owns, or has the right to acquire, directly or indirectly, any shares of Scheib Capital Stock or has effected any transaction in shares of Scheib Capital Stock since March 8, 1996.
Item 6.  Contracts, Arrangements, Understandings
         or Relationships with Respect to
         Securities of the Issuer
         ------------------------------------------

         None.

Item 7.  Materials to be Filed as Exbibits.
         ----------------------------------

          None.

                            Signatures
                            -----------


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                               ORION CAPITAL CORPORATION

                               By /s/ Alan R. Gruber
                                  ------------------------
                                      Alan R. Gruber
                                   Chairman of the Board and
                                   Chief Executive Officer


                               THE CONNECTICUT INDEMNITY COMPANY

                               EMPLOYEE BENEFITS INSURANCE COMPANY

                               EBI INDEMNITY COMPANY

                               THE FIRE & CASUALTY INSURANCE COMPANY
                               OF CONNECTICUT

                               SECURITY INSURANCE COMPANY OF HARTFORD

                               SECURITY REINSURANCE COMPANY


                               By /s/ Alan R. Gruber
                                  ---------------------------
                                      Alan R. Gruber
                                      Chairman



Date:  May 13, 1996

                         APPENDICES

APPENDIX                                          PAGE

  A            Names, addresses and principal      11
               occupations of Executive Officers
               and Directors of Orion and the
               Subsidiaries

  B            List of Sales of Scheib Capital     15
               Stock

                        APPENDIX A

                                        Principal Occupation
Name and Address                        or Employment
- ----------------                        ----------------------

Alan R. Gruber (1--7)                   Chairman of the Board and
Orion Capital Corporation               Chief Executive Officer of
600 Fifth Avenue                        Orion and Chairman of the
New York, New York 10020                Board of each of the
                                        Subsidiaries

W. Marston Becker (1--7)                Vice Chairman of the Board
DPIC Companies                          of Orion and each of the
2959 Monterey/Salinas Highway           Subsidiaries; President
Monterey, California 93940              and Chief Executive
                                        Officer of Design Pro-
                                        Professionals Insurance
                                        Company ("DPIC"), a
                                        wholly-owned subsidiary of
                                        Orion


Bertram J. Cohn (l)                     Managing Director, First
437 Madison Avenue, 30th Floor          Manhattan Company, invest-
New York, New York, l0022               ment bankers


John C. Colman (l)                      Private investor and
4 Briar Lane                            consultant
Glencoe, Illinois 60022


Larry D. Hollen (1--7)                  President and Chief
Orion Capital Corporation               Operating Officer of
9 Farm Springs Drive                    Orion; President of CI,
Farmington, Connecticut 06032           EIC, F&C and SICH; Vice
                                        Chairman of EBIC and SRC


Robert H. Jeffrey (l)                   Chairman of the Board,
The Jeffrey Company Company             Jeflion Investment
88 E. Broad Street, Suite l560          Company; Chairman of the
Columbus, Ohio 43215                    Board, The Jeffrey
                                        Company, a privately held
                                        investment company which
                                        is the parent of Jeflion
                                        Investment Company

Warren R. Lyons (1)                     Chairman, Avco Financial
Avco Financial Services                 Services, a financial
600 Anton Boulevard                     services company and a
Costa Mesa, California 92628            subsidiary of Textron Inc.

- ------------------------------------------------------------------
(l)  Director of Orion               (5)  Director of F&C
(2)  Director of CI                  (6)  Director of SICH
(3)  Director of EBIC                (7)  Director of SRC
(4)  Director of EIC

                                        Principal Occupation
Name and Address                        or Employment
- ----------------                        ----------------------

James K. McWilliams (l)                 Proprietor of McWilliams &
2288 Broadway                           Company and general
San Francisco, California 94l15         partner of McWilliams
                                        Associates, investment
                                        counselors; General
                                        Partner, Mt. Eden
                                        Vineyards, Inc.


Ronald W. Moore (1)                     Adjunct Professor of
Morgan Hall                             Business Administration,
Soldiers Field                          Harvard University
Boston, Massachusetts 02163


Robert B. Sanborn (1)                   Senior Executive
Orion Capital Corporation               Consultant to Orion
9 Farm Springs Drive
Farmington, Connecticut 06032


William J. Shepherd (l)                 Private investor
109 Golf Edge
Westfield, New Jersey 07090


John R. Thorne (1)                      Morgenthaler Professor of
Furnace Run                             Entrepreneurship, Graduate
Laughlintown, Pennsylvania 15655        School of Industrial
                                        Administration, Carnegie-
                                        Mellon University;
                                        Chairman, The Enterprise
                                        Corporation of Pittsburgh,
                                        a non-profit corporation
                                        encouraging and supporting
                                        entrepreneurial businesses


Roger B. Ware (1)                       President and Chief
Guaranty National Corporation           Executive Officer of
9800 South Meridian Boulevard           Guaranty National
Englewood, Colorado 80112               Corporation, an
                                        affiliate of Orion

- -----------------------------------------------------------------
(l)  Director of Orion

                                        Principal Occupation
Name and Address                        or Employment
- ----------------                        ----------------------

Raymond W. Jacobsen (5 & 6)             Senior Vice President of
Orion Capital Corporation               Orion, CI, EIC, F&C and
9 Farm Springs Drive                    SICH; Chairman of EBIC
Farmington, Connecticut 06032


Daniel L. Barry (2--7)                  Vice President, Chief
Orion Capital Corporation               Financial Officer and
9 Farm Springs Drive                    Controller of Orion; Vice
Farmington, Connecticut 06032           Chairman and Chief
                                        Financial Officer of SRC;
                                        Senior Vice President,
                                        Chief Financial Officer
                                        and Controller of CI,
                                        EBIC, EIC, F&C and SICH


Michael P. Maloney, Esq. (2 & 6--9)     Vice President, General
Orion Capital Corporation               Counsel and Secretary of
600 Fifth Avenue                        Orion; Senior Vice
New York, New York l0020                President and Assistant
                                        Secretary of each of the
                                        Subsidiaries


William G. McGovern                     Vice President and Chief
Orion Capital Corporation               Actuary of Orion; Senior
9 Farm Springs Drive                    Vice President and
Farmington, Connecticut 06032           Chief Actuary of each of
                                        the Subsidiaries


Vincent T. Papa (2 & 7--9)              Vice President and
Orion Capital Corporation               Treasurer of Orion;
600 Fifth Avenue                        Chairman of Wm. H. McGee &
New York, New York l0020                Co., Inc., a wholly-owned
                                        subsidiary of Orion; and
                                        Senior Vice President of
                                        each of the Subsidiaries


- -----------------------------------------------------------------
(2)  Director of CI                   (5)  Director of F&C
(3)  Director of EBIC                 (6)  Director of SICH
(4)  Director of EIC                  (7)  Director of SRC

                                        Principal Occupation
Name and Address                        or Employment
- ----------------                        ----------------------

Raymond J. Schuyler (6)                 Vice President of Orion;
Orion Capital Corporation               Senior Vice President-
600 Fifth Avenue                        Investments of each of
New York, New York 10020                the Subsidiaries


Jonathan H. Gice (5)                    President of EBIC;
EBI Companies                           Vice President of
325 North Corporate Drive               EIC, F&C and SICH
Brookfield, Wisconsin 53045


Lawrence D. Nolen (9)                   President of SRC;
Orion Capital Companies                 Vice President of
312 Farmington Avenue                   SICH
Farmington, Connecticut 06032


Eva Schlehofer (2, 5--7)                Senior Vice President of
Orion Capital Companies                 CI, EBIC, EIC, F&C and
9 Farm Springs Drive                    SICH
Farmington, Connecticut 06032


Stanley G. Fullwood (2--7)              Vice President, General
Orion Capital Companies                 Counsel and Secretary
9 Farm Springs Drive                    of each of the Sub-
Farmington, Connecticut 06032           sidiaries


Craig A. Nyman                          Vice President and
Orion Capital Companies                 Treasurer of each of
9 Farm Springs Drive                    the Subsidiaries
Farmington, Connecticut 06032






- -----------------------------------------------------------------
(2)  Director of CI                   (5)  Director of F&C
(3)  Director of EBIC                 (6)  Director of SICH
(4)  Director of EIC                  (7)  Director of SRC

                           APPENDIX B

           Sales of Earl Scheib Capital Stock by CI

                        Number of             Price Per Share
Date                    Shares              (net of commission)
- -----                   ----------          ----------------------

3/27/96                2,700                 $  7.585
3/27/96                2,300                    7.46
3/29/96                5,000                    7.335
3/29/96                3,000                    7.585
3/29/96                5,000                    7.46
4/01/96                5,000                    7.835
4/01/96                2,000                    7.585
4/01/96                5,000                    7.71
4/04/96                5,000                    7.46
4/04/96                5,000                    7.585
5/01/96                2,000                    7.585
5/01/96                5,000                    7.46
5/06/96                3,000                    7.585
5/06/96                3,000                    7.71
5/07/96                2,000                    7.71
5/07/96                2,800                    7.835
5/10/96               10,000                    7.71
5/10/96                2,200                    7.835

                                           EXHIBIT B


                           Purchases of Scheib Capital Stock


                                       Number          Price per
Share
Date                Purchaser         of Shares      (including
commission)

4/23/91              SICH             1,200              $12.06
4/24/91              SICH               500               12.06
4/25/91              SICH             3,000               12.06
4/25/91              CI                 300               12.06
2/26/91              SICH             2,000               11.935
4/26/91              CI               1,000               11.935
4/30/91              SICH               700               11.81
4/30/91              SICH             3,000               11.935
5/01/91              SICH               200               11.81
5/02/91              SICH             2,100               11.81
5/03/91              SICH             3,000               11.56
5/03/91              SICH             3,000               11.685
5/09/91              SICH             3,000               11.50
5/10/91              SICH               800               11.06
5/10/91              SICH             2,000               11.185
5/10/91              SICH             2,000                     11.31
5/13/91              SICH             1,200               11.06